25 January 2007


      Corus Group plc ("The Company")


      COMPANIES ACT 1985 SECTIONS 198-203 - DISCLOSURE OF INTERESTS IN SHARES


      This notification relates to the issued ordinary shares of the Company ("shares") and is given in fulfilment of the obligations imposed by the FSA in accordance with DTR5 (including section 5.8.1).

      The Company received notification on 24 January 2007, that on 22 January 2007, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, no longer had a notifiable interest the Company's shares.

      END